Ex 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement on Form S-8 of Lam Research Corporation of our report dated June 28, 2019, with respect to the statements of net assets available for benefits of the Savings Plus Plan, Lam Research 401(k) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the 2018 Annual Report on Form 11-K of the Savings Plus Plan, Lam Research 401(k), filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

Campbell, California
September 26, 2019